

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 12, 2016

Warren Lau
Chief Executive and Chief Financial Officer
Nexus BioPharma, Inc.
8 Hillside Ave, Suite 108
Montclair, NJ 07042

> **Re:** **Nexus BioPharma, Inc.**
> **Current Report on Form 8-K**
> **Filed June 15, 2016**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed June 16, 2016**
> **File No. 000-53207**

Dear Mr. Lau:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed June 15, 2016

Item 1.01 Entry into a Material Definitive Agreement
NBP Business, page 2

1. We note Exhibits 10.1 and 10.2 relate to contracts entered into by a company called Diabesity, Inc. with Mr. Lau (Exhibit 10.1) and BioFocus DPI Limited (Exhibit 10.2). Please revise the appropriate section or sections of your disclosure to clarify the relationship between you and Diabesity, Inc. and explain any rights and obligations you have under these agreements.

2. Please revise your Business disclosure to clarify the nature of your proprietary information. We note you describe an "approach" to activation of certain cellular

pathways as proprietary on page 2, but on page 4 you describe the pathway itself as proprietary.

3. Please amend your disclosure to describe the preclinical testing you have performed to date and the results you have obtained, with an emphasis on how these results demonstrated the effects you state at the bottom of page 2.

4. Please explain what the Fyn kinase is the first time you make reference to it and clarify its relationship to the LKB-1 AMPK pathway. Please also explain what LKB-1 is. We note your statement on page 4 that LKB-1 can be activated to control AMPK.

5. We note your statement on page 3 that "There is a rapidly growing body of data that supports the anti-cancer and life extension implications of NBP's efforts." Please revise to identify the "body of data" to which you are referring.

6. Please summarize the material terms of your agreement with BioFocus DPI, Ltd.

7. Please revise your discussion of the screening project you describe on page 7 to explain the process in layman's terms and describe the significance of the status of your progression through the stages mentioned here.

Competition, page 8

8. In your description of your competitive position on pages 8-10, please remove the disclosure pertaining to products that have been removed from the market or discontinued by the manufacturer, as such products will not impact your future commercial products.

9. Given that you have not yet identified a drug candidate for weight loss or the treatment of Type 2 diabetes, and in light of the length of time it will take before any candidate is commercialized as described on page 26, it is inappropriate to include the annual sales figures on pages 8-12 of competitors' products, the estimated market size of competitors' products and services and the growth rates of those markets. Please revise to eliminate this disclosure.

Licensed Intellectual Property, page 22

10. Please describe the material terms, i.e. duration, payment, and termination, of this agreement and file it as an exhibit to your current report. This description should include the amount of your license initiation fee and the aggregate amount of milestone payments, as well as a narrow range of the royalty payments that can be made, e.g. "single-digits," "teens," "twenties," etc. Please provide similar disclosure with regard to the exclusive license agreement referenced on page 4 and file it as an exhibit. If these references are to the same agreement, please revise your disclosure to make that clear.

Patents and Intellectual Property, page 22

11.   The nature of the material patents and/or patent applications you currently license is unclear from the disclosure on pages 22-23. Please revise this disclosure to clearly state the number of patents and/or patent applications you hold, if any, their jurisdiction, their approximate termination dates and whether they relate to composition of matter or method of use.

Properties, page 38

12.   Please file the sublease agreement referenced in this section. Refer to Item 601(b)(10)(ii)(D).

Security Ownership of Certain Beneficial Owners and Management, page 38

13.   Please provide disclosure pursuant to Item 403 of Regulation S-K with respect to the class of preferred stock underlying the convertible notes referenced on page 1. Also revise the current table to reflect beneficial ownership of the common stock underlying the preferred stock pursuant to Exchange Act Rule 13d-3, or tell us why you do not believe such disclosure is required.

Executive Compensation
Summary Compensation Table, page 41

14.   Your disclosure indicates that your principal executive officer and director Mr. Lau will receive $175,000 per annum per the terms of his employment agreement, but your table states that his payment in fiscal 2015 was $145,000. Please reconcile this discrepancy and amend your disclosure if necessary.

Certain Relationships and Related Transactions, page 42

15.   Please revise the first sentence to reflect that you have included the disclosure for transactions in which the amount involved exceeds 1% of the average of your total assets at fiscal year end for the last two completed fiscal years, as required by Item 404(d)(1) of Regulation S-K. If applicable, revise your disclosure in this section accordingly. In this regard, we note the consulting agreement with a principal stockholder referenced on page 9 of Exhibit 99.1.

Market Price of and Dividends on Common Equity and Related Stockholder Matters, page 42
Market Information, page 42

16.   Please revise to disclose the information required by Item 201(a)(1)(iii) of Regulation S-K.

Recent Sales of Unregistered Securities, page 43

17.   Please expand to provide the information required by Item 701 of Regulation S-K with respect to the convertible notes issued as described on page 1.

18.   Please revise to state briefly the facts relied upon to make the exemptions available for the sales of common stock referenced in this section. Refer to Item 701(d) of Regulation S-K.

Exhibit 99.1
Note 3 – License Agreement and Commitments, page 8

19.   Please tell us the consequences of defaulting on the payment obligations.

Note 5 – Convertible Notes Payable, page 9

20.   Please tell us whether you accounted for the beneficial conversion feature. Provide an analysis and cite the relevant accounting literature to support your accounting.

Note 7 – Equity, page 9

21.   During the year ended February 29, 2016, you sold 5,932,591 shares of common stock for cash for total proceeds of $801, which appear to be at significant discount as compared to other shares sold during the year at $6.75 per share. Regarding the shares sold at a discount, please tell us who you sold the shares to and the nature of your relationship with that party, and why you sold them at a significant discount.

Exhibit 99.2
Pro Forma Financial Statements

22.   Please tell us why you do not reflect the convertible notes that are issuable in the merger transaction.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Keira Nakada at (202) 551-3659 or Jim B. Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Marcelle S. Balcombe, Esq.